April 19, 2019

VIA EDGAR

Sonny Oh, Esq.

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Horace Mann Life Insurance Company Separate Account
Post-Effective Amendment No. 2 to Registration Statement on Form N-4
File Numbers 333-215819 and 811-1343

Dear Mr. Oh:

This letter responds to comments you provided by telephone on April 11, 2019, regarding the above filing. For your convenience, each comment (as we understood it) is set forth below, followed by the response.

1.	Why are there two prospectuses within the same registration statement?

Response:  The only difference between these two prospectuses is the investment line-up available for the product. All other features and costs of the product are the same. We understand that this is one of the circumstances in which the staff of the U.S. Securities and Exchange Commission (“SEC”) has permitted multiple prospectuses to be combined in a single registration statement. (See, Division of Investment Management, Office of Insurance Products, 1995 Industry Comment Letter.)

2.

Regarding the disclosure for electronic delivery of shareholder reports (30e-3) in the last paragraph 3rd to last sentence you liked that we told the customer to contact customer service. You asked that we make a change to the last sentence of the 2nd paragraph to include customer service with the phone number.

Response:  We have made the requested change.

3.	On page one, footnote 1, there is only one fund. Why list this below the footnote? Also, why is the disclosure for internet availability of shareholder reports repeated here?

Response:  We included the fund below the footnote so that it would not be lost in the language of the footnote.

Regarding the disclosure availability of shareholder reports we included this information here in the event the wrapper was not considered to be the first page of the prospectus. We will delete this information from this page based on our discussion with you.

4.

On page 6, “Who may purchase the Contract offered by this prospectus” you asked that we add additional language on the client having additional reasons other than tax deferral for acquiring the product.

Response:  Additional language has been added to this section as requested.

5.

On page 7, “What are my investment choices?” under “The Fixed Account” you asked that we add the current and minimum rate of return to make sure a client would know this is properly referred to as a fixed account.

Response:  The guaranteed interest rate for this product is established at the time the contract is delivered. Once the rate is established it will be held for five years. The rate will be redetermined on the fifth anniversary and every five years thereafter.

The interest rate for any premium could be different from month to month. Once a premium is received the rate of interest is established and generally held for a period of at least 12 months.

The contract does guarantee the interest will not go below 1% and this has been added to this section.

6.	On page 8, “When can I transfer between accounts?” you asked if “You and Your” were defined terms.

Response:  In the definitions (page 5) “You and Your” are part of the definition of “Contract Owner”.

7.	On page 9, “If I receive my Contract and am dissatisfied, may I return it?” you asked if there was a reason we did not include the return of premium.

Response:  We had not included the return of premium as only one state requires this language in the contract. The prospectus has been updated to include the return of premium for California.

8.	In the “Fee Tables and Example” you indicated we need to:
a.	Only show the maximum surrender charge
b.	Break out the maintenance fee and show the dates and rates separately
c.	Break out the Example to show the costs with each maintenance fee.

Response:  We have made the requested changes.

9.	On page 14, “Selection of Underlying Funds” you asked why we struck out the information about revenue and fees.

Response:  With this product it is the Company’s intention to not include any investment options that pay 12b-1 fees or any other type of revenue. As such, we have taken this information out of this prospectus.

10.	Page 15, “Amount and Frequency of Premium Payments” there is no definition of “good form”. Either define the term here or reference to definition on page 16.

Response:  We have added a definition of “good form” in “Amount and Frequency of Premium Payments”.

11.	Page 17, “Transfers” there is disclosure regarding the closed fund. Make sure you have similar disclosure for “Premium Payments”.

Response:  We have added disclosure under “Allocation of Net Premiums”.

12.	Page 20, “Payments We Make” what is the basis for the gates? Why the delay?

Response:  This language was left in the prospectus in error, and has been deleted.

13.	Page 21, “Deductions and Expenses”, the disclosure should indicate where a charge is take from, the amount charged, whether the charge is a dollar or a percentage, and what drives the charge.
a.

“Surrender Charge” doesn’t specify how surrender charge is taken from contract and what is provided in exchange for the charge. Given the 2019 change, iterate that no surrender charge is currently assessed.

b.	“Annual Maintenance fee” explains what is provided in exchange for the fee, but doesn’t say where the fee is deducted or how.
c.	“M&E explains where fee is taken from, but doesn’t explain why it’s being imposed. Also, need to define “Mortality” and “Expense”.

Response:  For item a, we have included the surrender charge table showing the amount is a percentage of the amount surrendered and will be deducted from the account value.

For item b. we have revised the disclosure to provide that the fee is a dollar amount deducted from account value.

For item c. we have added the definitions of mortality risk and expense risk, which explain why the fee is being imposed.

14.

Page 23, “Annuity Payments” address the item 8 material factors affecting level of annuity payments and also 8b earliest annuity commencement date. Also, in the 4th paragraph address the impact of frequency of the payments on level of annuity (item 8c).

Response:  We have added the minimum and maximum annuity commencement dates, and addressed the impact of fee frequency on payments. We have addressed other “material factors” in the first sentence of the fourth paragraph in this section.

15.	In the SAI “Underwriter caption” show the aggregate underwriting commissions as defined in item 20c.

Response:  This change has been incorporated.

16.	In the SAI, why is there no information about a custodian as requested in item 18c?

Response:  There is no custodian for this annuity contract.

17.	Update the information about the accounting firm to be sure that it is current.

Response:  All information will be updated in the subsequent 485(b) filing.

18.	Item 32 of part C, you asked that we delete items c and d of our undertakings as you felt these only applied to initial registrations.

Response:  This change has been made.

19.	You asked us to change the Signature page to make sure it was clear the signatures are for both the depositor and the registrant.

Response:  This change has been made.

*****

If you have any questions regarding the responses above, please contact the undersigned at 217-788-5780 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Emily Peterson

Emily Peterson

Assistant General Counsel

Horace Mann Life Insurance Company

Attachment

Cc: Maureen Bolinger